Volaris Reports December 2025 Traffic Results:
Load Factor of 84%

Mexico City, Mexico, January 8, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its December 2025 preliminary traffic results.

In December, Volaris’ ASM capacity increased 9.5%, while RPMs for the month grew 5.1%. Mexican domestic RPMs increased 1.3%, while international RPMs rose 10.7%. Consolidated load factor decreased by 3.5 percentage points year-over-year to 84.1%. During the month, Volaris transported 3.0 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “In December, demand in our markets reflected a return to historical seasonality and the ongoing recovery in our cross-border VFR market. In the domestic market, we flew fewer ASMs than planned due to prolonged severe weather at our key origin airport in Tijuana and resulting impacts across our network. Notwithstanding these disruptions, we begin 2026 well-positioned, focused on flexibility, execution, and value for our passengers.”

	Dec 2025	Dec 2024	Variance	YTD Dec 2025	YTD Dec 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,680	1,658	1.3%	18,617	18,161	2.5%
International	1,231	1,112	10.7%	11,836	11,344	4.3%
Total	2,911	2,770	5.1%	30,453	29,505	3.2%
ASMs (million, scheduled & charter)
Domestic	1,892	1,820	4.0%	20,927	20,030	4.5%
International	1,569	1,340	17.0%	15,191	13,960	8.8%
Total	3,461	3,161	9.5%	36,118	33,990	6.3%
Load Factor (%, RPMs/ASMs)
Domestic	88.8%	91.1%	(2.3) pp	89.0%	90.7%	(1.7) pp
International	78.5%	82.9%	(4.5) pp	77.9%	81.3%	(3.3) pp
Total	84.1%	87.6%	(3.5) pp	84.3%	86.8%	(2.5) pp
Passengers (thousand, scheduled & charter)
Domestic	2,093	1,984	5.5%	22,799	21,705	5.0%
International	868	777	11.7%	8,195	7,768	5.5%
Total	2,961	2,761	7.2%	30,995	29,473	5.2%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

VFR: Visiting Friends and Relatives.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 222 and its fleet from 4 to 155 aircraft. Volaris offers around 550 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.